UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Commercial Agreement with Amazon Web Services, dated 03 March 2021

3 March 2021

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018.

Micro Focus International plc
Entry into Commercial Agreement with Amazon Web Services

Micro Focus International plc ("Micro Focus" or "the Company"), is pleased to announce today the signing of a commercial agreement with Amazon Web Services ("AWS")*.

Stephen Murdoch, Chief Executive of Micro Focus said:
"This important strategic agreement between Micro Focus and AWS combines our technology leadership position in Application Modernisation with the world's most comprehensive and broadly adopted cloud provider. The modernization of mainframe applications and workloads into cloud environments is increasingly becoming an imperative in the digital transformation programmes of large enterprises worldwide, and this collaboration has the potential to drive new customer adoption and growth within our Application Modernisation and Connectivity ("AMC") Product Group for an extended period."

Todd Weatherby, VP and Head of AWS Professional Services, said:
 "We are excited about this collaboration because together we will be able to help customers modernize their mainframe applications and workloads more quickly and easily. For most enterprises, migrating their mainframe applications and workloads to the cloud is often uncharted territory. AWS is committed to helping our customers navigate the application modernization journey through the combination of our Professional Services expertise, AWS System Integrator Partners, and Micro Focus' technology."

The commercial agreement formalizes a strategic collaboration to accelerate the modernization of mainframe applications and workloads of large public and private enterprises to the AWS Cloud. AWS and Micro Focus will work together to deploy Micro Focus technology for customers embarking on the transformational journey to modernize their business-critical mainframe applications and workloads to an agile, cloud-based production environment.

In conjunction with the entry into the commercial agreement, Micro Focus has issued warrants to Amazon NV Investment Holdings LLC to subscribe for up to 15,924,384 ordinary shares in Micro Focus (the "warrants") at 446.60 pence per share.

The vesting of the warrants generally depends on the level of software revenues generated by AWS for Micro Focus under the commercial agreement over the multi-year term, according to revenue targets set out in the agreement. Full vesting of the warrants requires the commercial agreement to deliver a material impact on both AMC and total Group revenues.

The vesting of the warrants is subject to acceleration in certain limited circumstances (including a change of control of the Company or a sale of certain parts of the Group). The warrants are exercisable at any time following vesting until the 10th anniversary of the date of the warrant instrument (except in limited circumstances).

*Commercial agreement between Amazon.com Services LLC and Micro Focus (US), Inc.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 03 March 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer